EXHIBIT 99.1

Foremost Clean Energy Announces Warrant Incentive Program

VANCOUVER, British Columbia, May 05, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the initiation of a warrant incentive program (the “Incentive Program”) intended to encourage the exercise of up to 487,848 warrants (the “Warrants”) issued in connection with the non-brokered private placement of 436,122 flow-through units and 152,941 non flow-through units completed by the Company in two tranches on March 13, 2024 and April 29, 2024 (the “Prior Private Placements”).

Pursuant to the Incentive Program, the Company is offering an inducement to each holder of Warrants that exercises their Warrants during the period expiring June 05, 2025 (the “Early Exercise Period”) consisting of: (a) a temporary repricing of the Warrant exercise price from $4.00 to $1.75 per Common Share; and (b) the grant of an additional common share purchase warrant (an “Incentive Warrant”) for each exercised Warrant exercisable at $2.20 per Common Share for a period of one year from the date of issuance.

Warrant Holders who wish to participate in the Incentive Program will be required to deliver the original warrant exercise documents dated March 13, 2024 or April 29, 2024, respectively, together with the applicable funds, to the Company prior to June 05, 2025 at which time, Warrant holders will receive Incentive Warrants. The Warrants that remain unexercised following the Early Exercise Period will immediately become subject to their original terms and conditions, including with respect to the pricing thereof and no Incentive Warrants will thereafter be issuable on exercise. The Company will not be permitted to further amend the pricing of the Warrants.

The Company anticipates using the proceeds from the exercise of any Warrants for investment purposes. Only 10% of the warrants held by insiders of the Company are eligible for exercise pursuant to the Incentive Program. No finder’s warrants issued in connection with the Prior Private Placements will be eligible to participate in the Incentive Program.

The Incentive Warrants, if issued, and any Common Shares issuable on the exercise thereof, will be subject to a statutory hold period of four months and one day from the date of issuance of the Incentive Warrants. The Incentive Program is subject to the receipt of all necessary regulatory approvals including the approval of the CSE.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to the implementation of the Incentive Program, the receipt of approval of the CSE, the terms of Incentive Program, the potential for acceleration of any exercise by Warrant holders and the use of proceeds received from the exercise of Warrants. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.